UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes of Registrant’s Certifying Accountants

On April 7, 2021, the Audit Committee (the “Audit Committee”) of Board of Directors of Color Star Technology Co., Ltd. (the "Company") dismissed Wei, Wei & Co., LLP (“Wei Wei”) as the Company’s independent registered public accounting firm, effective immediately.

The audit reports of Wei Wei on the consolidated financial statements of the Company for each of the fiscal years ended June 30, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended June 30, 2019 and 2020, there were no disagreements between the Company and Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference to the subject matter of the disagreements in its reports on the Company's consolidated financial statements for such periods.

During the Company’s years ended June 30, 2019 and 2020, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management's assessment: (1) the personnel primarily responsible for the preparation of our financial statements do not have requisite levels of knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements, and (2) ineffective supervision of the Company’s internal and disclosure controls over financial reporting, which resulted in a number of internal control deficiencies that were identified as being significant.

In accordance with Item 16F(a)(3) of Form 20-F, the Company has provided Wei Wei with a copy of the foregoing disclosures and has requested that Wei Wei review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the statements made herein. Attached as Exhibit 99.1 is a copy of Wei Wei’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On April 7, 2021, the Audit Committee approved the appointment of Audit Alliance LLP ("Audit Alliance ") as the Company’s independent registered public accounting firm to perform independent audit services for the year ended June 30, 2021.

During the two fiscal years ended June 30, 2019 and 2020 and through the subsequent interim period to April 6, 2021, neither the Company nor anyone on its behalf consulted Audit Alliance regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii)  any matter that was the subject of either a disagreement or a reportable event as described above.

Exhibits.

Exhibit No.	Description

16.1	Letter from Wei Wei & Co., LLP, dated April 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Office

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